Prospectus

Horizon Offshore, Inc.

9,433,718 Shares

Common Stock

The selling stockholders identified in this prospectus may offer and sell up to 9,433,718 shares of our common stock under this prospectus. We will not receive proceeds from any sale of common stock by the selling stockholders. For more information on the methods of sale, you should refer to the section of this prospectus entitled "Plan of Distribution."

Our common stock is listed on the Nasdaq National Market under the symbol "HOFF." On August 2, 2004, the last reported sales price of our common stock was $.80 per share.

Our common stock is accompanied by preferred stock purchase rights. Until the occurrence of certain prescribed events, such rights are not exercisable, are evidenced by the certificates representing our common stock, and will be transferred along with and only with our common stock.

See "Risk Factors" beginning on page 4 for information that you should consider before investing in the common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or passed on the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is August 3, 2004.

TABLE OF CONTENTS

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You should rely only on information incorporated by reference or provided in this prospectus and any prospectus supplement. We have not authorized anyone else to provide you with different information. Neither we nor the selling stockholders are making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front cover of those documents.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the SEC. You can inspect and copy that information at the public reference room of the SEC at its offices located at 450 Fifth Street, NW, Washington, D.C. 20549. You can call the SEC at 1-800-SEC-0330 for more information about the public reference rooms. The SEC also maintains an Internet site that contains reports, proxy and information statements and other information regarding registrants, like us, that file reports with the SEC electronically. The SEC's Internet address is http://www.sec.gov.

We maintain an Internet site at http://www.horizonoffshore.com that contains information about our business. The information contained at our Internet site is not part of this prospectus.

We have filed a registration statement and related exhibits with the SEC to register the securities offered by this prospectus. The registration statement contains additional information about us and our securities. You may inspect the registration statement and exhibits without charge at the SEC's public reference rooms, and you may obtain copies from the SEC at prescribed rates.

The SEC allows us to "incorporate by reference" the information we file with it, which means:

•	incorporated documents are considered part of the prospectus;
•	we can disclose important information to you by referring you to those documents; and
•	information that we file with the SEC will automatically update and supersede this incorporated information.

We incorporate by reference the following documents that we have filed with the SEC pursuant to the Securities Exchange Act of 1934:

•	Our annual report on Form 10-K for the fiscal year ended December 31, 2003 (filed March 15, 2004);
•	Amendment No. 1 to our annual report on Form 10-K for the fiscal year ended December 31, 2003 (filed April 8, 2004);
•	Amendment No. 2 to our annual report on Form 10-K for the fiscal year ended December 31, 2003 (filed June 30, 2004);
•	Our quarterly report on Form 10-Q for the fiscal quarter ended March 31, 2004 (filed May 17, 2004);
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Our current reports on Form 8-K filed January 29, 2004, March 12, 2004, March 15, 2004, May 3, 2004, May 11, 2004, May 18, 2004, May 18, 2004, May 24, 2004 May 28, 2004, June 18, 2004, June 18, 2004, July 7, 2004, July 14, 2004 and August 2, 2004;

•

The description of our common stock set forth under the heading "Description of Capital Stock" in our registration statement on Form S-1, File No. 333-43965, originally filed with the SEC on January 9, 1998; and

•	All documents filed by us with the SEC pursuant to Sections 13(a), 14 or 15(d) of the Securities Exchange Act after the date of this prospectus and prior to the termination of this offering.

At your request, we will provide you with a free copy of any of these filings (except for exhibits, unless the exhibits are specifically incorporated by reference into the filing). You may request copies by writing or telephoning us at:

Horizon Offshore, Inc.

2500 CityWest Boulevard, Suite 2200

Houston, Texas 77042

Attn: David W. Sharp

(713) 361-2600

NOTICE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements in this prospectus and in some of the documents that we incorporate by reference in this prospectus are forward-looking statements about our expectations of what may happen in the future. Statements that are not historical facts are forward-looking statements. These statements are based on the beliefs and assumptions of our management and on information currently available to us. Forward-looking statements can sometimes be identified by our use of forward-looking words like "anticipate," "believe," "estimate," "expect," "intend," "may," "plan" and similar expressions.

Forward-looking statements are not guarantees of future performance. They involve risks, uncertainties and assumptions. Our future results and stockholder value may differ significantly from those expressed in or implied by the forward-looking statements contained in this prospectus and in the information incorporated in this prospectus. Many of the factors that will determine these results and values are beyond our ability to control or predict. We caution you that a number of important factors could cause actual results to be very different from and worse than our expectations expressed in or implied by any forward-looking statement. These factors include, but are not limited to, those discussed in "Risk Factors" beginning on page 4.

Our management believes these forward-looking statements are reasonable. However, you should not place undue reliance on these forward-looking statements, which are based only on our current expectations. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to publicly update any of them in light of new information or future events.

THE COMPANY

We provide marine construction services for the offshore oil and gas and other energy related industries in the U.S. Gulf of Mexico, Northeastern U.S., Latin America, Southeast Asia and West Africa, and recently expanded our operations to the Mediterranean to perform work under a new contract that we were awarded in March 2004. We have nine vessels in our marine fleet which are currently operational, including four pipelay and pipebury vessels, one dedicated pipebury vessel, two derrick barges, one support vessel and one combination pipelay and derrick vessel. Our primary services include:

•	installing pipelines;
•	providing pipebury, hook-up and commissioning services;
•	installing production platforms and other structures; and
•	disassembling and salvaging production platforms and other structures.

We have our principal executive offices at 2500 CityWest Boulevard, Suite 2200, Houston, Texas 77042. Our telephone number is (713) 361-2600. References to "Horizon" "we," "us," "our" and similar terms refer to Horizon Offshore, Inc. and its subsidiaries.

RISK FACTORS

An investment in our securities involves significant risks. You should carefully consider the following risk factors before you decide to buy any of our securities. You should also carefully read and consider all of the information we have included, or incorporated by reference, in this prospectus before you decide to buy any of our securities.

All phases of our operations are subject to a number of uncertainties, risks and other influences, many of which are beyond our control. Any one of such influences, or a combination, could materially affect the results of our operations and the accuracy of forward-looking statements made by us. Some important factors that could cause actual results to differ materially from the anticipated results or other expectations expressed in our forward-looking statements include the following:

•

our substantial current indebtedness of approximately $224.5 million (before a debt discount of $19.4 million) as of June 30, 2004 could adversely affect our financial condition and the availability of cash to fund our operating needs;

•	we will need additional financing in the future;
•	operating losses and liquidity problems have and may continue to have an adverse effect on our business;
•	Pemex's approval of claims and the outcome of any claims submitted to arbitration;
•	the outcome of litigation with Iroquois and Williams;
•	industry volatility, including the level of capital expenditures by oil and gas companies due to fluctuations in the price, and perceptions of the future price of oil and gas;
•

contract bidding risks, including those involved in performing projects on a fixed-price basis and extra work outside the original scope of work, and the successful negotiation and collection of such contract claims;

•	modifications to or delays or cancellations of projects included in our backlog;
•	the highly competitive nature of the marine construction business;
•

operating hazards, including the unpredictable effect of natural occurrences on operations and the significant possibility of accidents resulting in personal injury and property damage, such as the recent fire aboard our pipelay/pipebury barge, the Gulf Horizon;

•	seasonality of the offshore construction industry in the U.S. Gulf of Mexico;
•	risks involved in the expansion of our operations into international offshore oil and gas producing areas;
•	dependence on the continued strong working relationships with significant customers operating in the U.S. Gulf of Mexico;
•	ability to realize carrying values of salvaged structures;
•	contract bidding risks;
•	percentage-of-completion accounting;
•	continued active participation of our executive officers and key operating personnel;
•	the effect on our performance of regulatory programs and environmental matters;
•	risks involved in joint venture operations, including difficulty in resolving disputes with present partners or reaching agreements with future partners;
•	compliance with the Sarbanes-Oxley Act of 2002 and the significant expansion of securities law regulation of corporate governance, accounting practices, reporting and disclosure that affects publicly traded companies, particularly related to Section 404 dealing with our system of internal controls; and
•	a possible terrorist attack or armed conflict could harm our business.

A more detailed discussion of the foregoing factors follows:

Our substantial current indebtedness could adversely affect our financial health

We currently have a significant amount of indebtedness. As of June 30, 2004, we had total indebtedness of approximately $224.5 million before a debt discount of $19.4 million. This amount represents an increase of approximately $53.0 million from our total indebtedness outstanding as of December 31, 2003. On March 11, 2004, we issued $65.4 million of 16% subordinated secured notes ("16% Subordinated Notes") in a private placement. We used a portion of the proceeds from the issuance of the 16% Subordinated Notes to repay all of the outstanding principal and interest under our $15.0 million term loan from Elliott Associates, L.P. ("Elliott Associates"), which together with Elliott International, L.P. ("Elliott International") beneficially owns 15.3% of our outstanding common stock. We also used a portion of the proceeds from the issuance of the 16% Subordinated Notes to reduce our outstanding indebtedness under our revolving credit facilities by approximately $27.8 million, net.  Amounts under our revolving credit facilities were re-borrowed to fund operations during the second quarter of 2004.  In addition, on May 27, 2004, we issued $18.75 million and granted an option to purchase another $6.25 million of 18% subordinated secured notes ("18% Subordinated Notes") in another private placement. The 18% Subordinated Notes were issued at a 20% discount, for $15 million, resulting in net proceeds of approximately $14 million after offering costs. Approximately $9.1 million of these net proceeds were used to collateralize a letter of credit required under our contract with the Israel Electric Corporation that we were awarded in March 2004. The balance of these proceeds were used to provide additional working capital. Our high level of debt could have important consequences, including the following:

•	inability of our current cash generation level to support future interest and principal payments on this high level of debt;
•

inadequate cash for other purposes, such as capital expenditures and other business activities since we will need to use a significant portion of our operating cash flow to pay principal and interest on our outstanding debt;

•

increase our vulnerability to general adverse economic and industry conditions, including the continued difficult economic environment and depressed market in the marine construction industry in the U.S. Gulf of Mexico;

•	limit our flexibility in planning for, or reacting to, changes in demand for our services in international areas, including mobilizing vessels between market areas;
•	place us at a greater competitive disadvantage compared to our competitors that have less debt;
•	limit, along with the financial and other restrictive covenants in our indebtedness, among other things, our ability to borrow additional funds or dispose of assets; and
•	the potential of receiving an audit opinion with a "going concern" explanatory paragraph from our independent auditors.

Our ability to service our existing debt, provide working capital and fund our capital expenditure requirements will depend on our ability to generate cash in the future. Our ability to generate cash in the future is subject to demand for construction services by the oil and gas industry as a result of increased levels of capital expenditures by oil and gas companies, the resolution of collection issues on various receivables, claims and the outcome of litigation, and to competitive, general economic, financial, and many other factors that may be beyond our control.

We will need additional financing, and the future funding of our capital needs is uncertain

We require substantial working capital to fund our business and meet debt service and other obligations. As of June 30, 2004, we had unrestricted cash of approximately $4.0 million and no available borrowing capacity. We had negative cash flows from operations in 2003 and for the first six months of 2004. As a result, we must meet our cash flow forecasts for our projects in order to provide sufficient liquidity to finance our working capital and other capital requirements. In addition, until our liquidity position improves, it will be very difficult for us to provide cash or other collateral to obtain performance bonds and letters of credit that we will need for future projects. If we cannot provide this collateral, we may be unable to qualify for projects requiring performance bonds or letters of credit.

In order to meet our current working capital requirements, we are pursuing additional financing from Elliott Associates and Elliott International and other holders of the 18% Subordinated Notes that would provide us with gross proceeds of up to $5 million. We are in negotiations with such holders regarding the terms of such financing.  In addition, we have obtained the consent of the Export-Import Bank of the United States (EXIM), which guarantees one of our revolving credit facilities, to release collateral that, together with the other collateral that already secures the 18% Subordinated Notes, would provide additional security for this indebtedness. However, there can be no assurance that the holders of the 18% Subordinated Notes will provide us with this additional financing.

Our recent operating results will not support any additional indebtedness. As a result, we need to increase our cash flows from operations by generating increased revenues and associated billings from increased project activity to provide us access to the entire borrowing capacity of our existing revolving credit facilities, which mature in January 2005 and May 2005, and enhance our ability to refinance these facilities.  Management believes that we will need to increase our equity through the consummation of an equity or exchange offering or other transaction in order to refinance all or a portion of the 16% and 18% Subordinated Notes prior to being able to refinance our existing revolving credit facilities. We are in discussions with the holders of the 16% and 18% Subordinated Notes regarding the terms and structure of such transaction.

We may not generate sufficient cash flows from operations to meet our existing liquidity needs or to service our debt requirements. Additionally, we may not be able to refinance our existing revolving credit facilities or meet our financial covenants in the future. If this occurs and we are unable to obtain waivers from our lenders, we will default under our loan agreements and, as a result of cross-default provisions, we will also default on the 16% and 18% Subordinated Notes. Our lenders would then have the ability to accelerate all or a portion of our indebtedness. There can be no assurance that we would be able to obtain waivers from our lenders if we are unable to comply with our financial covenants. Our ability to continue as a going concern is dependent on generating sufficient cash flows from operations for meeting our liquidity needs and financial covenants and servicing our debt requirements. Accordingly, if we are unable to do so, we may have to consider alternatives to settle our existing liabilities with our limited resources, including a potential restructuring of our company or seeking protection from creditors through bankruptcy proceedings. Failure to generate sufficient revenues or reduce cash used by operating activities would have a material adverse effect on our business, results of operations and financial condition. The timing and collection of progress payments and our ability to stay on budget and meet our cash flow forecasts for our projects will be of critical importance for the remainder of 2004 to provide cash from operations and position us to reduce our financing leverage.

Recent operating losses and liquidity problems have and may continue to have an adverse effect on our business

We had an operating loss of $16.1million and negative cash flows from operations of $31.1 million for the five months ended May 31, 2004 and expect to have an operating loss for the six months ending June 30, 2004. In addition, we reported operating losses of $69.7 million and $1.3 million for the years ended December 31, 2003 and 2002, respectively. As of May 31, 2004, we had an accumulated deficit of approximately $79.3 million. We may not be profitable in the future. If we do achieve profitability in any period, we may not be able to sustain or increase such profitability on a quarterly or annual basis. We had negative cash flows from operations in 2003 and for the first six months of 2004. Insufficient cash flows may adversely affect our ability to fund capital expenditures and pay debt service and other contractual obligations. If revenue generated from our existing backlog or any new projects awarded is less than estimated, we experience difficulty in collecting contractual amounts, or operating expenses exceed our expectations, we expect that our business, results of operations and financial condition will be materially and adversely affected in a variety of ways, including the following:

•	the loss of new or ongoing projects because our customers lack confidence in our financial strength;
•

customer requirements for more onerous terms for project contracts, including the need to post performance and other bonds to secure obligations in amounts exceeding historic requirements, and the withholding of payments to us as a means of securing our performance obligations;

•	our inability to source materials, goods and services from suppliers on satisfactory terms;
•	difficulties in attracting and retaining a skilled workforce;
•	significant distraction of management time and attention to resolving financial issues instead of managing ongoing business operations; and
•	difficulties in obtaining performance bonds and letters of credit required to secure our obligations under new contracts.

The approval and timing of collection of receivables and claims from Pemex, litigation against Iroquois and Williams for the collection of outstanding receivables and the outcome of any future arbitration and litigation may adversely affect our liquidity and financing requirements

Our inability to collect our receivables from Petróleos Mexicanos ("Pemex") continues to impact our liquidity. We have been unsuccessful in resolving our EPC 64 contract claims that we submitted to Pemex of approximately $78 million. Pemex substantially increased the scope of our operations under this contract during 2000 to 2002, which subjected the project to greater interruptions due to adverse weather conditions and standby time as other contractors completed their work. The unapproved claims recorded as revenue to the extent of costs incurred through December 31, 2002 do not include any profit and are substantially less than the actual claims submitted to Pemex. The initial carrying value of our claims consisted of approximately $57.0 million of unapproved claims and approximately $8.5 million of additional scope of work performed. As of June 30, 2004, we have collected approximately $4.8 million of the $57.0 million of claims related to our delays and we have collected approximately $2.1 million related to additional scope of work performed. We previously anticipated that these claims would be resolved by the end of the fourth quarter of 2003. As of December 31, 2003, however, since there was no final resolution of these claims and the ultimate amount and timing of payment of the claims was uncertain, we recorded a $33.1 million reserve for unapproved claims against Pemex. The carrying value of our claims as of June 30, 2004 is $25.5 million and consists of $19.1 million of unapproved claims and $6.4 million remaining of additional scope of work. We continue to negotiate with Pemex and use our best efforts to resolve our EPC 64 contract claims against Pemex. If we are unsuccessful in resolving our EPC 64 contract claims against Pemex, we intend to submit some or all of the claims to arbitration in Mexico in accordance with the Rules of Arbitration of the International Chamber of Commerce. However, due to the size of the dispute and inherent uncertainties with respect to arbitration, we cannot predict whether a negotiated resolution of this dispute will occur or, if such a resolution does occur, the precise terms of such a resolution. An adverse outcome from negotiations or possible arbitration could result in a further loss of up to $25.5 million.

Our liquidity also has been impacted by delays in collecting approximately $27.2 million of reserved contract receivables from Iroquois Gas Transmission LP ("Iroquois") and $5.5 million of reserved contract receivables from Williams Oil Gathering LLC ("Williams"). We have filed suit against Iroquois in the Supreme Court of the State of New York, New York County, for breach of contract and for damages for failure to pay for work performed. Iroquois has formally filed counter-claims, which we intend to contest vigorously. We have filed suit against Williams in the 295th Judicial District of the District Court for Harris County, Texas for breach of contract and wrongful withholding of amounts due to us for services. Williams has formally filed a counter-claim, which we intend to contest vigorously. Any adverse outcome from these lawsuits could result in a loss up to the respective carrying value of our claims. However, if the counter-claims filed against us are decided unfavorably, the result could either reduce our recovery on our valid claims, or if all of our claims are unsuccessful, result in a recovery by Iroquois or Williams, which could have a material adverse impact on our results of operations and financial position.

Our ability to service our existing debt, provide working capital and fund our capital expenditure requirements has been adversely affected by the inability to collect our Pemex receivables and claims and our Iroquois and Williams receivables. In addition, our inability to collect these receivables contributed to our need to issue the 16% and 18% Subordinated Notes. Continued delays in collecting these amounts will place additional pressure on our liquidity. See the discussion of risk factors under the caption "Our substantial indebtedness could adversely affect our financial health" concerning liquidity.

The loss of one of our barges may have an adverse impact on our ability to generate sufficient revenues from operations to meet our liquidity needs.

On May 18, 2004, our pipelay/pipebury barge, the Gulf Horizon, caught fire while en route to Israel to perform a job for Israel Electric Corporation. All of the crew members were safely evacuated. In June 2004, a damage assessment was performed at a shipyard in South Carolina. Based on this assessment and our evaluation of repair bids that we have obtained from three U.S. shipyards, we expect that the barge will ultimately be declared a constructive total loss. Because of the incident, it was necessary for us to replace the Gulf Horizon with another one of our barges in order to begin work on the Israel Electric Corporation contract. While the replacement barge is assigned to work on the Israel Electric Corporation contract, it will not generate any revenue attributable to other projects it could have performed had the Gulf Horizon not been damaged by the fire. As a result of this loss of revenue, we may have more difficulty generating sufficient revenues from operations to meet our liquidity needs.

The Gulf Horizon is covered by marine hull insurance. We are in the process of submitting a claim in respect of the damage caused by the fire. Because we expect the vessel to ultimately be declared a constructive total loss, as of June 30, 2004, we wrote off the value of the vessel and related assets and booked a receivable in an amount equal to the net book value of $22.3 million of the vessel and $1.1 million of damage assessment expenses we incurred through June 30, 2004 that are reimbursable under the insurance policy. If the vessel is ultimately declared a constructive total loss, the insured value of the vessel could exceed its net book value, resulting in a gain. However, the process of collecting any insurance proceeds may involve extensive negotiations with our insurance carrier, which may result in significant delays in collection and a variance in the amount collected from the insured value. As a result, we cannot guarantee that the vessel will be declared a constructive total loss or the sufficiency of any insurance proceeds that we may ultimately receive, which may be less than the amount of the receivable that we have booked.

There might be delays or cancellation of projects included in our backlog

The dollar amount of our backlog does not necessarily indicate future earnings related to the performance of that work. Backlog refers to expected future revenue under written agreements which we have determined are likely to be performed. During the course of a project, backlog is adjusted to account for alterations to the scope of work under approved change orders and contract extensions. Although backlog represents only business that we consider to be firm, cancellations, delays or scope adjustments may materially and adversely affect our backlog. Due to factors beyond our control, such as contract cancellations and changes in project scope and schedule, we cannot predict with certainty when or if projects included in our backlog will be performed. As of June 30, 2004, our backlog totaled approximately $159 million.

Industry volatility may adversely affect results of operations

The demand for our services, which was at substantially lower levels during the first six months of 2004, depends on the level of capital expenditures by oil and gas companies for developmental construction. As a result, the cyclical nature of the oil and gas industry has a significant effect on our revenues and profitability. Historically, prices of oil and gas, as well as the level of exploration and developmental activity, have fluctuated substantially. Even though oil and gas prices were higher in the first six months of 2004, the demand for our services did not increase due to low levels of exploration and development activities in shallow waters of the Northern U.S. Gulf of Mexico. Any significant decline in the worldwide demand for oil and gas, or prolonged low oil or gas prices in the future, will likely depress development activity. We are unable to predict future oil and gas prices or the level of oil and gas industry activity. Capital expenditures by oil and gas companies operating in shallow waters of the U.S. Gulf of Mexico remained at reduced levels during the first six months of 2004 due to concerns over U.S. natural gas pricing trends. The low levels of activity in drilling and exploration in shallow waters of the U.S. Gulf of Mexico during the first six months of 2004 resulted in decreased vessel utilization and profit margins in the U.S. Gulf of Mexico and adversely affected our revenues and profitability. Any continued low level of activity in offshore drilling and exploration will further adversely affect our revenues and profitability.

We incur risks associated with contract bidding and the performance of extra work outside the original scope of work

Most of our projects are performed on a fixed-price basis. We also perform projects on a day rate basis or cost-reimbursement basis. Changes in offshore job conditions and variations in labor and equipment productivity may affect the revenue and costs on a contract. These variations may affect our gross profits. In addition, typically during the summer construction season, and occasionally during the winter season, we bear the risk of interruptions, interferences and other delays caused by adverse weather conditions and other factors beyond our control. If the customer substantially increases the scope of our operations under the contract we are subjected to greater risk of interruptions, interferences and other delays as was the case with the Pemex EPC 64 contract. Pemex substantially increased the scope of our operations under this contract during 2000 to 2002, which subjected the project to greater interruptions due to adverse weather conditions and standby time as other contractors completed their work. When we perform extra work outside of the scope of the contract, we negotiate change orders and unapproved claims with our customers. In particular, unsuccessful negotiations of unapproved claims could result in decreases in estimated contract profit or additional contract losses and adversely affect our financial position, results of operations and our overall liquidity as is the case with respect to our current claims against Pemex, Iroquois and Williams.

We operate in a highly competitive industry

Our business is highly competitive because construction companies operating offshore compete vigorously for available projects, which are typically awarded on a competitive bid basis. This competitive bid process could adversely affect our international expansion strategy and being awarded projects in areas where we have not performed operations.

Several of our competitors and potential competitors are larger and have greater financial and other resources. Competitors with greater financial resources may be willing to sustain losses on certain projects to prevent further market entry by other competitors. In addition, marine construction vessels have few alternative uses and high maintenance costs, whether they are operating or not. As a result, some companies may bid contracts at rates below our rates. These factors may adversely affect the number of contracts that are awarded to us and the profit margins on those contracts that are awarded to us. Additionally, as a result of the competitive bidding process, our significant customers vary over time.

Operating hazards may increase our operating costs; we have limited insurance coverage

Offshore construction involves a high degree of operational risk. Risks of vessels capsizing, sinking, grounding, colliding and sustaining damage from severe weather conditions are inherent in offshore operations. These hazards may cause significant personal injury or property damage, environmental damage, and suspension of operations. In addition, we may be named as a defendant in lawsuits involving potentially large claims as a result of such occurrences. Our insurance premiums required to cover these risks have significantly increased since 2002 due to losses in the insurance industry and the recent increase in our loss experience. We maintain what we believe is prudent insurance protection. However, we cannot assure that our insurance will be sufficient or effective under all circumstances. A successful claim for which we are not fully insured may have a material adverse effect on our revenues and profitability.

The seasonality of the marine construction industry may adversely affect our operations

Historically, the greatest demand for marine construction services in the U.S. Gulf of Mexico has been during the period from May to September. This seasonality of the construction industry in the U.S. Gulf of Mexico is caused both by weather conditions and by the historical timing of capital expenditures by oil and gas companies which accompanies this. As a result, revenues are typically higher in the summer months and lower in the winter months. Although we are pursuing business opportunities in international areas that we believe will offset the seasonality in the U.S. Gulf of Mexico, such as offshore Southeast Asia and West Africa, we cannot assure that such expansion will offset the seasonality of our operations in the U.S. Gulf of Mexico.

Our international operations are subject to significant risks

A key element of our strategy has been to expand our operations into selected international oil and gas producing areas, which we will continue to do. These international operations are subject to a number of risks inherent in any business operating in foreign countries including, but not limited to:

•	political, social, and economic instability;
•	potential seizure or nationalization of assets;
•	increased operating costs;
•	modification or renegotiating of contracts;
•	import-export quotas;
•	other forms of government regulation which are beyond our control; and
•	war or terrorist activity.

In 2003, our operations were affected by the civil unrest in the Niger Delta of West Africa. Our operations there were temporarily suspended which negatively impacted revenues and gross profit during the second and third quarters of 2003. We were not able to resume work offshore West Africa until late October 2003. As our international operations expand, the exposure to the above mentioned risks will increase. As a result, we could, at any one time, have a significant amount of our revenues generated by operating activity in a particular country. Therefore, our results of operations could be susceptible to adverse events beyond our control that could occur in the particular country in which we are conducting such operations.

Additionally, our competitiveness in international areas may be adversely affected by regulations, including but not limited to regulations requiring:

•	the awarding of contracts to local contractors;
•	the employment of local citizens; and
•	the establishment of foreign subsidiaries with significant ownership positions reserved by the foreign government for local citizens.

We cannot predict what types of the above events may occur.

We utilize percentage-of-completion accounting

Since our contract revenues are recognized on a percentage-of-completion basis, we periodically review contract revenue and cost estimates as the work progresses. Accordingly, adjustments are reflected in income in the period when such revisions are determined. These adjustments could result in a revision of previously reported profits, which may be significant.

Estimates and assumptions that we use to prepare our financial statements could differ materially from actual future results

The preparation of our financial statements in conformity with accounting principles generally accepted in the United States of America requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. We must apply significant, subjective and complex estimates and judgments in this process. Because of the inherent uncertainties in this process, actual future results could differ materially from our estimates.

We are dependent on key personnel

Our success depends on, among other things, the continued active participation of our executive officers and certain of our other key operating personnel. Our officers and personnel have extensive experience in the marine construction industry, both domestic and international. The loss of the services of any one of these persons could adversely impact our ability to implement our expansion strategy.

We may incur additional expenditures to comply with governmental regulations

Our operations are subject to various governmental regulations, violations of which may result in civil and criminal penalties, injunctions, and cease and desist orders. In addition, some environmental statutes may impose liability without regard to negligence or fault. Although our cost of compliance with such laws has to date been immaterial, such laws are changed frequently. Accordingly, it is impossible to predict the cost or impact of such laws on our future operations.

We depend on demand for our services from the oil and gas industry, and this demand may be affected by changing tax laws and oil and gas regulations. As a result, the adoption of laws that curtail oil and gas production in our areas of operation may adversely affect us. We cannot determine to what extent our operations may be affected by any new regulations or changes in existing regulations.

Recently enacted and proposed regulatory changes may cause us to incur increased costs

Recently enacted and proposed changes in the laws and regulations affecting public companies, including the provisions of the Sarbanes-Oxley Act of 2002, will increase our expenses as we evaluate the implications of new rules and devote resources to respond to the new requirements. In particular, we expect to incur additional general and administrative expense as we implement Section 404 of the Sarbanes-Oxley Act, which requires management to report on, and our independent auditors to attest to, our internal controls. The compliance requirements of these new rules could also result in continued diversion of management's time and attention, which could prove to be disruptive to normal business operations. Further, the impact of these events could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors or as executive officers, which could harm our business.

We are presently evaluating and monitoring regulatory developments and cannot estimate the timing or magnitude of additional costs we may incur as a result.

A possible terrorist attack or armed conflict could harm our business

Terrorist activities, anti-terrorist efforts and other armed conflict involving the U.S. may adversely affect the U.S. and global economies and could prevent us from meeting our debt service, financial and other contractual obligations. If any of these events occur, the resulting political instability and societal disruption could reduce overall demand for marine construction services. Oil and gas related facilities and assets, including our marine equipment, could be direct targets for terrorists attacks, and our operations could be adversely impacted if infrastructure integral to our customers' operations is damaged or destroyed. Costs for insurance and other security may increase as a result of these threats, and some insurance coverage may become more difficult to obtain, if available at all. Our efforts to expand internationally, especially into the Middle East, may increase these risks.

Our largest stockholders may continue to have a significant degree of influence over us unless all or a substantial portion of the shares described in this prospectus are sold, and they may make decisions with which you disagree

The registration statement of which this prospectus forms a part provides for the sale of up to an aggregate of 9,433,718 shares of our common stock by selling stockholders who presently beneficially own approximately

35.2% of the outstanding shares of our common stock. Of those 9,433,718 shares, three of the selling stockholders beneficially own 6,021,585 shares, or approximately 22.2% of the outstanding shares of our common stock. Unless all or a substantial portion of those 6,021,585 shares are sold, the beneficial owners of those shares will continue to own a substantial percentage of the outstanding shares of our common stock. The interests of those stockholders could differ from those of other stockholders. As a result of any substantial share ownership they retain, those stockholders may continue to exercise substantial control over us and any decisions relating to:

•	elections to our board of directors;
•	amendments to our certificate of incorporation;
•	the outcome of any corporate transaction or other matter submitted to our stockholders for approval, including mergers, consolidations and the sale of all or substantially all our assets; and
•	a change in control of our company (which may have the effect of discouraging third party offers to acquire our company)

In addition, holders of our 16% and 18% Subordinated Notes and the warrants issued in March 2004 have the benefit of certain covenants restricting our ability to take certain corporate actions.

Future sales of substantial numbers of shares of our common stock in the public market could adversely affect the market price of our shares, which in turn could negatively impact your investment

The market price of our common stock could decline as a result of sales of shares by our existing stockholders after this offering, or the perception that such sales will occur. These sales also might make it difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. All of the shares the selling stockholders are selling in this offering will be freely tradeable following the completion of that sale without restriction under the Securities Act of 1933, unless purchased by our affiliates. The sale, or potential sale, of a significant number of shares of our common stock may cause the price of our common stock to fall.

The market price of shares of our common stock could fluctuate significantly, and you may not be able to sell your common stock at a favorable price or at all

The market price of our common stock could be subject to significant fluctuations in response to variations in operating results, conditions in the oil and gas industry and other factors. In addition, the stock market has in recent years experienced significant price and volume fluctuations. Broad market fluctuations, as well as general economic conditions, such as a recessionary period or high interest rates, may adversely affect the market for our common stock.

A third party could be prevented from acquiring control of us because of the anti-takeover provisions in our charter and bylaws

Provisions in our certificate of incorporation and bylaws may make it more difficult for a third party to acquire control of us, even if a change in control would result in the purchase of outstanding shares of our common stock at a premium to the market price or would otherwise be beneficial to holders of our common stock. For example, our certificate of incorporation authorizes our board of directors to issue preferred stock without stockholder approval. If our board of directors elects to issue preferred stock, it could be more difficult for a third party to acquire us. In addition, provisions of our certificate of incorporation, such as a staggered board of directors, limitations on the removal of directors, the prohibition of stockholder action by written consent and limitations on stockholder proposals at meetings of stockholders, could make it more difficult for a third party to acquire control of us. Delaware corporation law may also discourage takeover attempts that have not been approved by our board of directors.

You are unlikely to be able to exercise effective remedies against Arthur Andersen LLP, our former independent public accountants

Although we have dismissed Arthur Andersen LLP ("Arthur Andersen") as our independent public accountants and have now engaged PricewaterhouseCoopers LLP, our consolidated financial statements for the year ended December 31, 2001 included in our Annual Report on Form 10-K for the year ended December 31, 2003 and incorporated by reference into this prospectus were audited by Arthur Andersen. On March 14, 2002, Arthur Andersen was indicted on federal obstruction of justice charges arising from the government's investigation of Enron Corporation. On June 15, 2002, a jury in Houston, Texas found Arthur Andersen guilty of these federal obstruction of justice charges. In light of the jury verdict and the underlying events, Arthur Andersen subsequently substantially discontinued operations and dismissedessentially its entire workforce. You are therefore unlikely to be able to exercise effective remedies or collect judgments against Arthur Andersen. In addition, Arthur Andersen has not consented to the inclusion of its report in this prospectus, and the requirement to file its consent has been dispensed with in reliance on Rule 437a under the Securities Act of 1933. Because Arthur Andersen has not consented to the inclusion of its report in this prospectus, you will not be able to recover against Arthur Andersen under Section 11 of the Securities Act of 1933 for any untrue statement of a material fact contained in the financial statements audited by Arthur Andersen or any omissions to state a material fact required to be stated in those financial statements.

USE OF PROCEEDS

We will not receive proceeds from any sale of common stock by the selling stockholders. However, we may receive proceeds from the exercise of warrants held by some of the selling stockholders, which will be used for working capital and general corporate purposes.

SELLING STOCKHOLDERS

We are registering the sale of 9,433,718 shares of common stock on behalf of the selling stockholders, of which 4,732,956 shares are issuable upon the exercise of outstanding warrants exercisable within sixty days of the date of this prospectus. The following table sets forth the number and percentage of our shares of common stock beneficially owned by the selling stockholders, and the number and percentage of our shares of common stock that will be owned assuming the sale of all the shares offered hereby:

Name of Selling Stockholder	Number of Shares of Common Stock Beneficially Owned	Percentage of Common Stock Beneficially Owned(1)	Number of Shares of Common Stock to be Sold	Number of Shares of Common Stock Beneficially Owned After Offering	Percentage of Common Stock Beneficially Owned After Offering
Elliott Associates, L.P.(3)	2,075,209	7.65%	2,075,209	0	*
Elliott International, L.P.(4)	2,075,209	7.65%	2,075,209	0	*
Falcon Mezzanine Partners, LP(5)	1,871,167	6.90%	1,871,167(2)	0	*
JMB Capital Partners, LP(6)	440,275	1.62%	440,275	0	*
Highland Crusader Offshore Partners(7)	440,275	1.62%	440,275(2)	0	*
SACC Partners, LP(8)	429,268	1.58%	429,268(2)	0	*
D.E. Shaw Laminar Portfolios, L.L.C.(9)	330,206	1.22%	330,206(2)	0	*
Lloyd I. Miller, III	275,172	1.01%	275,172(2)	0	*
Kevin G. Douglas and Michelle M. Douglas	253,438	*	220,138(2)	33,300	*
Trust A-4, by Lloyd I. Miller, III(10)	220,138	*	220,138(2)	0	*
Milfam I, L.P.(11)	220,138	*	220,138(2)	0	*
Milfam II, L.P.(12)	220,138	*	220,138(2)	0	*
Douglas Family Trust(13)	143,469	*	110,069(2)	33,400	*
James Douglas and Jean Douglas Irrevocable Descendant's Trust(14)	143,369	*	110,069(2)	33,300	*
Langley Partners, L.P.(15)	110,069	*	110,069	0	*
B. Riley & Co. Inc.(16)	71,545	*	71,545(2)	0	*
Milgrat II-Premium(17)	55,034	*	55,034(2)	0	*
Richard Riley	27,517	*	27,517(2)	0	*
Lloyd I. Miller, III, Generation Skipping Trust, dated 12/31/91(18)	27,517	*	27,517(2)	0	*
Milfam LLC(19)	27,517	*	27,517(2)	0	*
Catherine C. Miller Irrevocable Trust, dated 3/26/91(20)	27,517	*	27,517(2)	0	*
Alexandra B. Miller(21)	27,517	*	27,517(2)	0	*
B. Riley & Co. Profit Sharing, Inc.(22)	11,007	*	11,007(2)	0	*
Bryant and Carleen Riley	11,007	*	11,007(2)	0	*
Total	9,533,718	35.17%	9,433,718	100,000	*

___________________

*	Less than one percent.

(1)	Calculated on the basis of 27,138,880 shares of common stock, which is the number of shares of common stock of Horizon Offshore, Inc. outstanding as of June 3, 2004.
(2)	Represents shares of common stock issuable upon the exercise of outstanding warrants.
(3)

Paul E. Singer and Elliott Capital Advisors, L.P., a Delaware limited partnership which is controlled by Mr. Singer, are the general partners of Elliott Associates, L.P. Mr. Singer has both voting and investment decision power with respect to the shares held by Elliott Associates, L.P.

(4)

Hambleton, Inc., a Cayman Islands corporation which is also controlled by Mr. Singer, is the general partner of Elliott International, L.P. Elliott International Capital Advisors, L.P., a Delaware limited partnership which is also controlled by Mr. Singer, is the investment manager for Elliott International, L.P. Mr. Singer has both voting and investment decision power with respect to the shares held by Elliott International, L.P.

(5)

The General Partner of Falcon Mezzanine Partners, LP is Falcon Mezzanine Investments, LLC, which has contracted with Falcon Investment Advisors, LLC to execute investment decisions on behalf of Falcon Mezzanine Partners, LP. Falcon Investment Advisors, LLC is a 100% owned subsidiary of Falcon Partners Holdings, LLC whose members are Alva Falconer Holdings, LLC and William J. Kennedy Jr. Alva Falconer Holdings, LLC holds a 75% interest in Falcon Partners Holdings, LLC, and its managing member is Sandeep Alva. William J. Kennedy Jr. holds a 25% interest in Falcon Partners Holdings, LLC. Sandeep Alva and William J. Kennedy Jr. share voting and investment decision power with respect to the shares held by Falcon Partner Holdings, LLC.

(6)

Jonathan Brooks is the Portfolio Manager and Managing Member of Smithwood Partners, LLC and the General Partner of JMB Capital Partners, LP and has both voting and investment decision power with respect to the shares held by JMB Capital Partners, LP.

(7)

Highland Crusader Offshore Partners is controlled by its General Partner, Highland Capital Management, LP, which is controlled by its General Partner, Strand Advisors, Inc., which is controlled by its owner and director, James D. Dondero. James D. Dondero has both voting and investment decision power with respect to the shares held by Highland Crusader Offshore Partners.

(8)	Tom Kelleher is the General Partner of SACC Partners, LP and has both voting and investment decision power with respect to the shares held by SACC Partners, LP.
(9)

D.E. Shaw & Co., L.L.C. ("DESCO LLC") is the managing member of D.E. Shaw Laminar Portfolios, L.L.C. ("Laminar"), and D.E. Shaw & Co., L.P. ("DESCO LP") is the investment adviser to Laminar. D. E. Shaw & Co., Inc. ("DESCO Inc.") is the general partner of DESCO LP. D. E. Shaw & Co. II, Inc. ("DESCO II, Inc.") is the managing member of DESCO LLC. David E. Shaw is the president and sole shareholder of each of DESCO, Inc. and DESCO II, Inc. Mr. Shaw has voting and investment decision power with respect to the shares held by Laminar.

(10)

PNC Bank, N.A. ("PNC") is the trustee of Trust A-4. Lloyd I. Miller, III ("Miller") is the advisor to the trustee of Trust A-4 pursuant to that certain Investment Advisory Agreement, dated April 1, 2002, between PNC and Miller. As advisor to the trustee, Miller has both voting and investment decision power with respect to the shares held by Trust A-4.

(11)

Milfam LLC is the general partner of Milfam I L.P., a Georgia limited partnership. As manager of Milfam LLC, the general partner of Milfam I L.P., Miller has both voting and investment decision power with respect to the shares held by Milfam I L.P.

(12)

Milfam LLC is the general partner of Milfam II L.P., a Georgia limited partnership. As manager of Milfam LLC, the general partner of Milfam II L.P., Miller has both voting and investment decision power with respect to the shares held by Milfam II L.P.

(13)	James Douglas, Jr. and Jean Douglas are the sole trustees of the Douglas Family Trust and share both voting and investment decision power with respect to the shares held by the Douglas Family Trust.

(14)

Kevin and Michelle Douglas are the sole trustees of the James Douglas and Jean Douglas Irrevocable Descendant's Trust and share both voting and investment decision power with respect to the shares held by the James Douglas and Jean Douglas Irrevocable Descendant's Trust.

(15)

Jeffrey Thorp is the Managing Member of Langley Capital, LLC, the general partner of Langley Partners, L.P., and may be deemed to have both voting and investment decision power of Langley Partners, L.P. with respect to the shares held by Langley Capital, LLC.

(16)	Bryant Riley is the Chairman of B. Riley & Co., Inc. and has both voting and investment decision power with respect to the shares held by B. Riley & Co, Inc.
(17)

Miller is the trustee of MILGRAT II-Premium, created pursuant to an Irrevocable Trust Agreement, dated as of December 18, 2002. As trustee, Miller has both voting and investment decision power with respect to the shares held by MILGRAT II-Premium.

(18)

Miller is the trustee for a generation skipping trust created for Miller. As trustee, Miller has both voting and investment decision power with respect to the shares held by Lloyd I. Miller, III Generation Skipping Trust.

(19)

Miller is the manager of Milfam LLC, an Ohio limited liability company. As the manager of Milfam, LLC, Miller has both voting and investment decision power with respect to the shares held by Milfam LLC.

(20)

Miller is the trustee of an Irrevocable Trust Agreement, made on March 26, 1991, by Catherine C. Miller, as the grantor, and Miller, as trustee, for the benefit of issue of the grantor. As trustee, Miller has both voting and investment decision power with respect to the shares held by the Catherine C. Miller Irrevocable Trust.

(21)

Miller is the custodian to an account created pursuant to the Florida Uniform Gift to Minors Act for Alexandra Miller ("Alexandra UGMA"). As custodian, Miller has both voting and investment decision power with respect to the shares held by Alexandra UGMA.

(22)	Bryant Riley is the sole trustee of B. Riley & Co. Profit Sharing, Inc. and has both voting and investment decision power with respect to the shares held by B. Riley & Co. Profit Sharing, Inc.

In connection with the private placement that we completed on March 11, 2004, we entered into a registration rights agreement with the selling stockholders. The selling stockholders have the right to require us to file a registration statement under the Securities Act of 1933 so that they may sell all of the common stock issuable to them upon exercise of their warrants. In connection with the closing of the private placement, the selling stockholders formally requested that we register those shares. Under the agreement, we are not obligated to make more than three registrations at their request (now two, after giving effect to the inclusion of shares in this prospectus). The selling stockholders also have the right to include shares issuable upon the exercise of their warrants in any other registration statement we file involving our common stock.

We have also entered into a separate registration rights agreement with two of our principal stockholders, Highwood Partners, L.P. ("Highwood") and Elliott International (formerly Westgate International, L.P.), whereby they would both have limited rights to require us to register under the Securities Act of 1933 shares of common stock owned by them. Under the registration rights agreement, either of them may demand that we register common stock that they hold as long as that stockholder proposes to register at least five percent of our outstanding common stock. They may not require us to make more than one such demand registration per year nor more than three during the term of the registration rights agreement. Additionally, if we propose to register shares of our common stock for our own account or for that of another stockholder, Highwood and Elliott International have the right to require us to register common stock held by them on the same terms and conditions. In connection with the closing of the private placement, we entered into an amendment to the registration rights agreement with Highwood and Elliott International to allow us to include shares issuable upon the exercise of the other selling stockholders' warrants in any registration statement we file at the request of Highwood or Elliott International.

Highwood and Elliott International are our founding stockholders and have been our affiliates since our inception. See the information incorporated by reference in this prospectus for additional information regarding our relationship with Highwood and Elliott International.

PLAN OF DISTRIBUTION

We are registering for resale 9,433,718 shares of our common stock on behalf of the selling stockholders and their transferees or other successors in interest that receive the shares as a distribution or other non-sale related transfer from them. Such transferees together with the stockholders named above are referred to in this prospectus as the selling stockholders. We will receive no proceeds from the sale of common stock by the selling stockholders. However, we may receive proceeds from the exercise of warrants held by some of the selling stockholders.

The selling stockholders may offer and sell shares of common stock from time to time as follows (if at all):

•	to or through underwriters, brokers or dealers;
•	directly to one or more other purchasers;
•	through agents on a best-efforts basis; or
•	otherwise through a combination of any of these methods of sale.

If a selling stockholder sells shares of common stock through underwriters, dealers, brokers or agents, those underwriters, dealers, brokers or agents may receive compensation in the form of discounts, concessions or commissions from the selling stockholder and/or the purchasers of the shares of common stock.

The shares of common stock may be offered and sold from time to time in one or more transactions:

•	at a fixed price or prices, which may be changed;
•	at market prices prevailing at the time of sale;
•	at prices related to prevailing market prices;
•	at varying prices determined at the time of sale; or
•	at negotiated prices.

These offers and sales may be effected from time to time in one or more transactions:

•	on any national securities exchange or quotation service on which our common stock may be listed or quoted at the time of sale;
•	in the over-the-counter market;
•

in block transactions in which the broker or dealer so engaged will attempt to sell the shares of common stock as agent but may position and resell a portion of the block as principal to facilitate the transaction, or in crosses, in which the same broker acts as an agent on both sides of the trade;

•	in transactions otherwise than on exchanges or services or in the over-the-counter market;
•	in ordinary brokerage transactions;
•	through the writing of options;
•	through privately negotiated transactions; or
•	through other types of transactions.

  In connection with sales of common stock or otherwise, and subject to applicable restrictions under the Securities Exchange Act of 1934, referred to in this prospectus as the Exchange Act, including Regulation M thereunder, the selling stockholders may enter into hedging transactions with broker-dealers or others, who may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling stockholders also may transfer shares of common stock in other circumstances in which case the transferees or other successors in interest will be the selling stockholders for purposes of this prospectus. The selling stockholders may sell short the common stock in connection with establishing "put-equivalent" positions permitted under Section 16(c) of the Exchange Act, and may deliver this prospectus in connection with short sales and use the shares of common stock covered by the prospectus to cover these short sales. In addition, any shares of common stock covered by this prospectus that qualify for sale pursuant to Rule 144 or any other available exemption from registration under the Securities Act may be sold under Rule 144 or another available exemption.

At the time a particular offering of shares of common stock is made, a prospectus supplement, if required, will be distributed, which will set forth the aggregate amount of shares of common stock being offered and the terms of the offering, including the name or names of any underwriters, dealers, brokers or agents, if any, and any discounts, commissions or concessions allowed or reallowed to be paid to brokers or dealers.

The selling stockholders and any other person participating in a distribution of the shares of common stock will be subject to applicable provisions of the Exchange Act, and the rules and regulations under the Exchange Act, including, without limitation, Regulation M which may limit the timing of purchases and sales of shares of common stock by the selling stockholders and any other person participating in the distribution. Furthermore, Regulation M under the Exchange Act may restrict the ability of any person engaged in a distribution of the shares of common stock to engage in market-making activities with respect to the shares of common stock being distributed for a period of up to five business days prior to the commencement of the distribution. All of the foregoing may affect the marketability of the shares of common stock and the ability of any person or entity to engage in market-making activities with respect to the shares of common stock.

All expenses incurred in connection with the registration of the shares, including printer's and accounting fees and the fees, disbursements and expenses of our counsel and of a single counsel selected by the selling stockholders will be borne by us, except that Highwood and Elliott International will be responsible for their own out-of-pocket expenses. Commissions, brokerage fees and discounts, if any, attributable to the sales of the shares of common stock by the selling stockholders will be borne by the selling stockholders. The selling stockholders may agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the shares of common stock against certain liabilities, including liabilities arising under the Securities Act. We and the selling stockholders have agreed to indemnify each other against certain liabilities, including liabilities arising under the Securities Act.

In order to comply with the securities laws of certain states, if applicable, the shares may be sold only through registered or licensed brokers or dealers. In addition, in certain states, the shares may not be sold unless they have been registered or qualified for sale in such state or an exemption from such registration or qualification requirement is available and is complied with.

Agents, underwriters or dealers may engage in transactions with or perform services for us in the ordinary course of business.

LEGAL MATTERS

The validity of the securities offered by this prospectus will be passed upon for us by Jones, Walker, Waechter, Poitevent, Carrère & Denègre, L.L.P., New Orleans, Louisiana.

EXPERTS

The consolidated financial statements of Horizon Offshore, Inc. and subsidiaries as of December 31, 2003 and 2002 and for each of the two years in the period ended December 31, 2003 incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2003 have been so incorporated in reliance on the report (which contains an explanatory paragraph relating to the issuance of 16% Subordinated Notes on March 11, 2004 and the Company's financing and liquidity position) of PricewaterhouseCoopers LLP, independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of Horizon Offshore, Inc. and subsidiaries as of and for the one-year period ended December 31, 2001 have been incorporated by reference in this registration statement in reliance upon the report of Arthur Andersen LLP, independent accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. Arthur Andersen has not consented to the inclusion of their report in this prospectus, and in reliance on Rule 437a under the Securities Act, we have not obtained their consent to do so.